Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
     In connection with their proposed business combination, ADC Telecommunications, Inc. and Andrew Corporation have developed a web site dedicated to providing investors and other interested parties with access to information regarding the proposed transaction. This filing contains screenshots of the homepage of the transaction web site and of the secondary pages linked to the homepage. The address of the home page of the transaction web site is http://www.adcandrewmerger.com.

## Cautionary Statements

### Cautionary Statement Regarding Proposed Transaction with Andrew Corporation

This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set

Agree I have read and agree to the terms of this website.

Disagree I disagree. *(You will not gain access to this website without agreeing to the above terms.)*

**07/..../06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew's Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

**Additional Information and Where to Find It**

ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS

Agree I have read and agree to the terms of this website.

Disagree I disagree. *(You will not gain access to this website without agreeing to the above terms.)*

ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC ANDREW

ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis,Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec

**Participants in Solicitation**

ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement,

Agree I have read and agree to the terms of this website.

Disagree I disagree. *(You will not gain access to this website without agreeing to the above terms.)*

07/..../06
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

05/31/06
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis,Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec

**Participants in Solicitation**

ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).

Agree I have read and agree to the terms of this website.

Disagree I disagree. *(You will not gain access to this website without agreeing to the above terms.)*

ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

05/31/06
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC ANDREW

HOME
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CONTACT US

ABOUT ADC
ABOUT ANDREW

# ADC & ANDREW TO MERGE

We're better, Connected!

## Welcome

ADC and Andrew Corporation announced on May 31, 2006 that they have entered into a definitive merger agreement to create a global leader in wireline and wireless network infrastructure solutions.

The wireline and wireless markets for next-generation broadband, video, data and voice services are rapidly expanding and have strong growth potential. Carriers in every part of the world are upgrading their networks to expand high-speed data and video offerings. These trends hold significant promise for the strategic combination of ADC and Andrew.

This web site is dedicated to providing investors and other interested parties with easy access to information about this compelling transaction, the strategic rationale behind it, and related news developments.

## NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more


ADC & ANDREW TO MERGE
We're better, Connected!

## TRANSACTION OVERVIEW

- Transaction announced May 31st, 2006
- Stock-for-stock merger with Andrew becoming a wholly owned subsidiary of ADC
  - Andrew shareowners will receive 0.57 of an ADC common share
  - Transaction expected to qualify as a tax-free reorganization
- Resulting Ownership
  - ADC shareholders: approximately 56%
  - Andrew shareholders: approximately 44%
- Cost synergies to begin in year 1 with preliminary pre-tax cost synergies estimated in year 3 of $70-$80 M (related EPS of $0.25 - $0.30)
- Expected to be accretive to EPS in 2007, excluding purchase accounting adjustments and other acquisition-related expenses
- 12 Board Members: 8 from ADC and 4 from Andrew
- Closing expected in 4 to 6 months from May 31 subject to:
  - Customary regulatory and governmental reviews
  - Both companies' shareholder approval

Printer Friendly Version

## NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more


ADC & ANDREW TO MERGE
We're better, Connected!

## PRESS RELEASES

ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
July 5, 2006

ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
May 31, 2006

Printer Friendly Version

### NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

**NEWS**

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

# ADC & ANDREW TO MERGE

We're better, Connected!

## INVESTOR PRESENTATIONS


Creating a Global Leader in
Network Infrastructure

Investor Presentation - June 21, 2006


Creating a Global Leader in
Network Infrastructure

Investor Presentation - June 12, 2006

Printer Friendly Version

**NEWS**

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC & ANDREW TO MERGE
We're better, Connected!

# FAQ

**Q: WHAT IS THE MERGER?**

A: ADC and Andrew have entered into an Agreement and Plan of Merger, dated May 30, 2006. The merger agreement contains the terms and conditions of the proposed strategic business combination of ADC and Andrew. Under the merger agreement, Andrew and Hazeltine Merger Sub, Inc., a wholly owned subsidiary of ADC, will merge, with Andrew surviving as a wholly owned subsidiary of ADC. Upon the closing of the merger ADC will change its name to ADC Andrew Inc.

**Q: WHAT WILL ANDREW STOCKHOLDERS RECEIVE IN THE MERGER?**

A: As a result of the merger, Andrew stockholders will receive 0.57 shares of ADC Andrew common stock for each share of Andrew common stock they own. For example, if you own 100 shares of Andrew common stock, you will receive 57 shares of ADC Andrew common stock in exchange for your Andrew shares. You will also receive a cash payment in lieu of any fractional share of ADC Andrew common stock that you would otherwise receive.

**Q: WHAT WILL THE NAME AND TRADING SYMBOL OF THE COMBINED COMPANY BE?**

A: Immediately following the effective time of the merger, ADC will change its name to ADC Andrew Inc. Following the merger, ADC Andrew's common stock will continue to be listed on the Nasdaq Global Market under the symbol "ADCT" and there will be no further market for Andrew common stock.

**Q: WHAT PERCENTAGE OF ADC ANDREW SHARES WILL BE HELD BY CURRENT ANDREW STOCKHOLDERS?**

A: The shares of ADC Andrew common stock issued to current Andrew stockholders in connection with the merger, which we refer to as the ADC Andrew share issuance, are expected to represent approximately 44% of the outstanding shares of ADC Andrew common stock immediately following the consummation of the merger, based on the number of shares of ADC common stock and Andrew common stock outstanding on June 28, 2006 (including any Andrew restricted stock units that will vest as a result of the merger), assuming

**Q: WHAT PERCENTAGE OF ADC ANDREW SHARES WILL BE HELD BY CURRENT ANDREW STOCKHOLDERS?**

A: The shares of ADC Andrew common stock issued to current Andrew stockholders in connection with the merger, which we refer to as the ADC Andrew share issuance, are expected to represent approximately 44% of the outstanding shares of ADC Andrew common stock immediately following the consummation of the merger, based on the number of shares of ADC common stock and Andrew common stock outstanding on June 28, 2006 (including any Andrew restricted stock units that will vest as a result of the merger), assuming that no Andrew or ADC stock options or warrants are exercised, or convertible notes converted, after June 28, 2006 and prior to the effective time of the merger.

**Q: WHO WILL SERVE ON THE BOARD OF DIRECTORS OF THE COMBINED COMPANY?**

A: In connection with the merger, four members of ADC's board of directors (James C. Castle, Ph.D., John E. Rehfeld, Jean-Pierre Rosso and John D. Wunsch) will resign effective as of the effective time of the merger. Four members of Andrew's board of directors (Gerald A. Poch, Anne F. Pollack, Glen O. Toney and Andrea L. Zopp) will be elected and join eight members of ADC's board of directors (John A. Blanchard III, John J. Boyle III, Mickey P. Foret, J. Kevin Gilligan, Lois M. Martin, William R. Spivey, Ph.D., Robert E. Switz and Larry W. Wangberg) to form the ADC Andrew board of directors immediately after the closing of the merger. By approving ADC Proposal No. 1, and assuming the merger closes, ADC shareowners, as an integral part of the merger, will be electing the four members of the Andrew board of directors listed above to fill the vacancies on the ADC Andrew board created by the resignations of the departing ADC directors.

**Q: WHAT VOTE IS REQUIRED TO APPROVE THE ADC ANDREW SHARE ISSUANCE AND THE MERGER?**

A: ADC shareowners must approve the issuance of shares of ADC Andrew common stock in the merger, which approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the ADC special meeting (provided a quorum is present). Andrew stockholders must adopt the merger agreement, which adoption requires the affirmative vote of the holders of a majority of the voting power of the shares of Andrew common stock issued and outstanding on the Andrew record date. Adoption of the merger agreement by Andrew stockholders will constitute approval of all of the transactions contemplated in the merger agreement.

**Q: WHAT ELSE IS REQUIRED TO CONSUMMATE THE MERGER?**

A: In addition to the receipt of the shareholder approvals described above, certain regulatory approvals, including U.S. and certain foreign antitrust clearances, along with other closing conditions set forth in the merger agreement, must be satisfied or waived.

**Q: CAN THE VALUE OF THE TRANSACTION CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?**

A: Yes. The value of the transaction can change because the value of ADC

**Q: CAN THE VALUE OF THE TRANSACTION CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?**

A: Yes. The value of the transaction can change because the value of ADC common stock may, and likely will, change between now and the effective time of the merger. The 0.57 exchange ratio is a fixed exchange ratio, meaning that you will receive 0.57 shares of ADC Andrew common stock for each share of Andrew common stock you own regardless of the trading price of ADC common stock on the effective date of the merger. The market value of the ADC Andrew common stock you may receive in the merger will increase or decrease as the trading price of ADC's common stock increases or decreases. As a result, the value of the stock you may receive in the merger may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of Andrew's special meeting. There can be no assurance as to the market price of ADC common stock at any time prior to the completion of the merger or at any time thereafter. ADC and Andrew shareholders are urged to obtain current market quotations for ADC common stock and Andrew common stock.

**Q: HOW WILL ANDREW STOCK OPTIONS BE AFFECTED BY THE MERGER?**

A: At the effective time of the merger, each Andrew stock option that is outstanding and unexercised immediately prior to the effective time will be converted into an option to purchase shares of ADC Andrew common stock and ADC Andrew will assume that stock option in accordance with the terms of the applicable Andrew stock option plan and stock option agreement relating to that Andrew stock option. The number of shares underlying the Andrew stock options and their exercise prices will be adjusted to reflect the exchange ratio used in the merger. At the effective time of the merger, all unvested Andrew stock options will vest and become immediately exercisable in accordance with the terms of the applicable Andrew stock plans.

**Q: HOW WILL ANDREW RESTRICTED STOCK UNITS BE AFFECTED BY THE MERGER?**

A: Each restricted stock unit granted by Andrew will be converted into the right to receive shares of ADC Andrew common stock. The number of shares relating to each restricted stock unit will be adjusted to reflect the exchange ratio used in the merger. At the effective time of the merger, all restrictions on the Andrew restricted stock units will lapse in accordance with the terms of the Andrew stock plans.

**Q: WHEN DO YOU EXPECT THE MERGER TO BE CONSUMMATED?**

A: We anticipate that the consummation of the merger will occur during the fall of 2006, but we cannot predict the exact timing.

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ADC ANDREW

NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

# ADC & ANDREW TO MERGE

We're better, Connected!

## SEC FILINGS

| ADC Telecommunications Inc | Format | | Form Type | Filing Date |
|---|---|---|---|---|
| | HTML | PDF | | |
| Proxy Statement | | | S4 | 6/24/06 |
| Investor Presentation on 6/21/06 | | | 425 | 6/21/06 |
| Investor Presentation on 6/12/06 | | | 425 | 6/12/06 |
| GLOBALCOMM Conference | | | 8K | 6/6/06 |
| ADC Employee Presentation on 6/5/06 | | | 425 | 6/5/06 |
| ADC Customer Letter | | | 425 | 6/2/06 |
| ADC Employee Letter | | | 425 | 6/2/06 |
| ADC at Cowen & Co. Technology Conference | | | 425 | 6/2/06 |
| ADC Town Hall Meeting | | | 425 | 6/1/06 |
| ADC Presentation to Insurance Broker to Increase D&O Insurance | | | 425 | 6/1/06 |
| ADC and Andrew Media and Analyst Conference Call | | | 425 | 6/1/06 |
| ADC Senior Leadership Conference Call | | | 425 | 6/1/06 |
| ADC Entry into Definitive Agreement, Merger Agreement | | | 425 | 6/1/06 |
| ADC Communications to Senior Management, Employees and Customers Regarding the Merger | | | 425 | 5/31/06 |
| ADC Employee Presentation on | | | | |

| | | | | |
|---|---|---|---|---|
| Merger Agreement | | | 425 | 6/1/06 |
| ADC Communications to Senior Management, Employees and Customers Regarding the Merger | | | 425 | 5/31/06 |
| ADC Employee Presentation on 5/31/06 | | | 425 | 5/31/06 |
| ADC Analyst Presentation on 5/31/06 | | | 425 | 5/31/06 |
| ADC Employee Fast Facts Regarding the Merger | | | 425 | 5/31/06 |
| **Andrew Corporation** | **Format** | | **Form Type** | **Filing Date** |
| | **HTML** | **PDF** | | |
| Andrew Employee Message | | | 425 | 7/12/06 |
| Andrew Employee FAQs | | | 425 | 6/26/06 |
| Andrew Internal Employee Web site Q&A | | | 425 | 6/15/06 |
| Andrew Employee Presentation on 6/13/06 | | | 425 | 6/13/06 |
| Andrew Entry into Definitive Agreement, Agreement and Plan of Merger, Amendment to Andrew Stockholders Rights Agreement, Merger Press Release | | | 8K | 6/1/06 |
| Andrew Management Materials for Employee Q&A | | | 425 | 6/1/06 |
| Andrew Employee Presentation on 5/31/06 | | | 425 | 6/1/06 |
| Andrew Management Letter Regarding Employee Q&A | | | 425 | 6/1/06 |
| Andrew Employee Fast Facts | | | 425 | 6/1/06 |
| Andrew Employee Letter | | | 425 | 6/1/06 |
| Andrew Customer Letter | | | 425 | 6/1/06 |

Printer Friendly Version


ADC & ANDREW TO MERGE
We're better, Connected!

# MANAGEMENT BIOS

**Proposed Leadership Team of the Combined Company**

**Bob Switz**
**President and Chief Executive Officer, ADC**

Robert E. Switz was named President and Chief Executive Officer of ADC in August 2003. Prior to this leadership position, Mr. Switz served ADC as Executive Vice President and Chief Financial Officer of the company. He has played an instrumental role in transforming ADC in recent years, developing and implementing restructuring strategies to ensure the company's return to profitability in the broadband marketplace.

Mr. Switz served ADC as CFO from January of 1994 until his appointment as CEO. He has also served the company as Sr. Vice President and Executive Vice President during his tenure. Throughout his ADC career, Mr. Switz has held leadership responsibilities for numerous critical functions including strategic planning, business development, corporate technology, marketing communications, sales operations, and information systems. He served as President of the Broadband Access and Transport Group, ADC's second largest operating group with fiscal year 2000 revenues of $1.0 Billion.

Mr. Switz joined ADC in 1994 after serving as Vice President, European Operations, Ventures & Finance (CFO) at Burr-Brown Corporation, Tucson, Arizona. At Burr-Brown, he held management responsibilities for five start-up ventures and seven European manufacturing and distribution subsidiaries. He also held responsibility for corporate finance, legal, MIS, accounting, purchasing, physical resources, facilities, investor relations and business development. He served Burr-Brown from 1988 to 1994.

Prior to Burr-Brown, Mr. Switz held senior financial management positions at PepsiCo, AMF and Olin Corporation.

Mr. Switz serves as a director on the boards of Micron Technology, Inc. (NYSE: MU) and Broadcom Corporation (NASDAQ: BRCM). In 1999, he was a recipient of the CFO Excellence award from CFO Magazine.

NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

Mr. Switz holds an MBA in Finance from the University of Bridgeport as well as a B.S. in Marketing/Economics from Quinnipiac University in Hamden, Connecticut.

**Gokul Hemmady**
**Chief Financial Officer, ADC**

Gokul Hemmady, was named Chief Financial Officer for ADC in August 2003. As CFO, he is responsible for all ADC financial functions including treasury, control, audit, tax, and investor relations. Mr. Hemmady brings a wealth of relevant experience to this critical role after serving ADC as Corporate Controller and Treasurer. He joined ADC in 1997 as Assistant Treasurer, and has contributed significantly to ADC's success during his tenure with the company. Since 1997, he has assisted in driving ADC's financial strategy, including ADC's cash management through the recent downturn affecting the entire telecommunications industry. Mr. Hemmady also founded ADC Ventures, in which more than $70 million was invested in 15 start up companies.

Prior to joining ADC, Mr. Hemmady served in several financial leadership positions. At the former US West (now Qwest), he served as Director of International Finance for US West International. He also held oversight responsibility for financial risk management as US West's Capital Markets Manager. Mr. Hemmady has also served in financial leadership roles at Citibank, S.B. Billimoria & Company, Industrial and Allied Chemicals, and Mahindra and Mahindra Ltd.

He earned a Master's degree in Business Administration from the Yale School of Organization and Management, and a Bachelor of Commerce degree from the University of Bombay. Additionally, Mr. Hemmady is a member of the Institute of Chartered Accounts of India.

**Pat O'Brien**
**President, Network Connectivity Solutions, ADC**

Pat O'Brien was named President of ADC's Global Connectivity Solutions Business Unit in September 2004. In this role he oversees ADC's infrastructure product offerings manufactured and distributed in all regions of the world. Previously, he served as President and Regional Director of the Americas Region for ADC where he was responsible for all product and service development, manufacturing and sales for the region. In his career with ADC, O'Brien also served as President of the Copper and Fiber Connectivity Business Unit from October 2002 to May 2004. Mr. O'Brien joined ADC in 1993 as a product manager for the company's industry-leading DSX products. During the following eight years, he held a variety of positions of increasing responsibility in the product management area, including position such as vice president and general manager of copper and fiber connectivity products.

Previously, Mr. O'Brien spent six years with Contel Telephone (now Verizon) in a network planning capacity. He holds a Bachelor of Science degree in Electrical Engineering from Iowa State University and is completing an MBA at the University of St. Thomas, St. Paul, Minnesota.

**Richard B Parran, Jr.**
**Vice President, Business Development, ADC**

Previously, Mr. O'Brien spent six years with Contel Telephone (now Verizon) in a network planning capacity. He holds a Bachelor of Science degree in Electrical Engineering from Iowa State University and is completing an MBA at the University of St. Thomas, St. Paul, Minnesota.

**Richard B Parran, Jr.**
**Vice President, Business Development, ADC**

Richard (Dick) Parran joined ADC in November 1995 and currently serves the company as Vice President of Business Development. In this role, he is responsible for leading the company's mergers and acquisitions, divestitures and venture capital investment activities.

Mr. Parran also assists in company-wide strategic planning and market development initiatives. A veteran of the communications industry for more than two decades, he previously served Paragon Cable as general manager of its Minneapolis/St. Paul telecommunications business. In addition, he served Centel Corporation, now part of Sprint, in various corporate development, marketing, and cable and cellular system general manager roles.

Mr. Parran graduated cum laude with a degree in Mechanical Engineering and Material Science from Duke University. He also holds a MBA from the University of Chicago and serves on the Board of Visitors of the Duke University Pratt school of Engineering.

**Roger J. Manka**
**Group President, Worldwide Sales and Marketing, Andrew**

Mr. Manka joined Andrew in 2004. He joins Andrew from Commworks, a 3Com company, where he was vice president of worldwide sales. He has nearly 20 years experience in selling, systems, products and services in the wireless, wireline, voice applications and packet infrastructure markets.

He graduated with a BS from the University of Illinois at Chicago.

**Carleton (Mickey) Miller**
**Group President, Base Station Subsystems, Andrew**

Mr. Miller joined Andrew in June 2004. He came to Andrew from Tyco, where he was vice president of Tyco Electronics Power Systems. Prior to joining Tyco, he was vice president of telecom sales for Alpha Technologies, vice president of OEM sales for General Signal Best Power Division, and held various leadership positions at AT&T Microelectronics.

He holds an MBA in finance and marketing from Rockhurst College, studied finance at the London Business School, and holds a BS in industrial engineering from the University of Missouri.

**John E. DeSana**
**Group President, Antenna and Cable Products, Andrew**

Mr. DeSana joined Andrew in March 1991 as operations manager, HELIAX® cable

development initiatives. A veteran of the communications industry for more than two decades, he previously served Paragon Cable as general manager of its Minneapolis/St. Paul telecommunications business. In addition, he served Centel Corporation, now part of Sprint, in various corporate development, marketing, and cable and cellular system general manager roles.

Mr. Parran graduated cum laude with a degree in Mechanical Engineering and Material Science from Duke University. He also holds a MBA from the University of Chicago and serves on the Board of Visitors of the Duke University Pratt school of Engineering.

**Roger J. Manka**
**Group President, Worldwide Sales and Marketing, Andrew**

Mr. Manka joined Andrew in 2004. He joins Andrew from Commworks, a 3Com company, where he was vice president of worldwide sales. He has nearly 20 years experience in selling, systems, products and services in the wireless, wireline, voice applications and packet infrastructure markets.

He graduated with a BS from the University of Illinois at Chicago.

**Carleton (Mickey) Miller**
**Group President, Base Station Subsystems, Andrew**

Mr. Miller joined Andrew in June 2004. He came to Andrew from Tyco, where he was vice president of Tyco Electronics Power Systems. Prior to joining Tyco, he was vice president of telecom sales for Alpha Technologies, vice president of OEM sales for General Signal Best Power Division, and held various leadership positions at AT&T Microelectronics.

He holds an MBA in finance and marketing from Rockhurst College, studied finance at the London Business School, and holds a BS in industrial engineering from the University of Missouri.

**John E. DeSana**
**Group President, Antenna and Cable Products, Andrew**

Mr. DeSana joined Andrew in March 1991 as operations manager, HELIAX® cable products and became vice president, HELIAX® cable and accessories in November 1996. Prior to joining Andrew, he was employed by Litton Industries and Belden Wire and Cable.

He graduated from Xavier University with a Bachelor of Arts (BA) in economics.

Printer Friendly Verison

HOME
TRANSACTION OVERVIEW
PRESS RELEASES
INVESTOR PRESENTATIONS
FAQ
SEC FILINGS
MANAGEMENT BIOS
IMPORTANT INFORMATION
CONTACT US

ABOUT ADC
ABOUT ANDREW

**NEWS**

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC & ANDREW TO MERGE
We're better, Connected!

# IMPORTANT INFORMATION

**Cautionary Statement under the Private Securities Litigation Reform Act of 1995**

This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental,

litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew's Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

**Additional Information and Where to Find It**

ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec

**Participants in Solicitation**

ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).

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**NEWS**

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC & ANDREW TO MERGE
We're better, Connected!

# CONTACT US

## ADC AND ANDREW CONTACTS

**ADC**

**Public Relations:**
Steve Grady
952-917-0232

**Investors:**
Mark Borman
952-917-0590

**Andrew Corporation**

**Public Relations:**
Rick Aspan
708-236-6568

**Investors:**
Scott Malchow
708-236-6507

Printer Friendly Version

NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more

ADC & ANDREW TO MERGE
We're better, Connected!

# ABOUT ADC

**Overview**

ADC was founded in 1935 and has served the communications industry for more than half a century. The company holds thousands of patents and its products and services are used by telecommunication service providers, wireless operators, broadcast operators and Fortune 500 enterprises around the globe. Today, ADC is a world leader in providing global network infrastructure products and services that enable the profitable delivery of high-speed Internet, data, video, and voice services to consumers and businesses worldwide. The company sells into more than 140 countries.

**Financial Overview**

ADC annual sales: $1.2 billion (FY 2005).
ADC stock is traded on The NASDAQ Stock Market® under the symbol ADCT.

**Number of Employees**

ADC employs approximately 8,200 professionals worldwide.

**Locations**

The company has sales, manufacturing and development offices in more than 35 countries. Primary operations facilities are located in Minneapolis, Minnesota; Santa Teresa, New Mexico; Denver, Colorado; Sidney, Nebraska; Bennington, Vermont; Berlin, Germany; Brno, Czech Republic; Juarez, Delicias and Mexico City, Mexico; Cheltenham, England; Shanghai, China; Singapore; Berkeley Vale, Australia; Cotia, Brazil; and Bangalore, India.

**Businesses**

Our customers are served regionally around the world by businesses focused on solutions designed for telecommunications, wireless, cable, and enterprise networks. The business units within ADC developing products and services include Global Connectivity Solutions, Active Infrastructure and Professional Services. These organizations service all types of networks through a combination of equipment, solutions and services.

**Products and Services**

ADC carefully designs and manufactures its global network infrastructure products and services to suit the needs of public networks and enterprise customers worldwide. Infrastructure solutions sit at the foundation of every

customers worldwide. Infrastructure solutions sit at the foundation of every network to enhance the speed, bandwidth and quality of Internet/data, video, and voice transmissions. Fiber and copper connectivity components designed for wireline, wireless, broadcast, enterprise, and cable networks serve as the critical junction and connection points that tie networks together and link sophisticated electronics to each other. The company's digital cross connects, fiber termination and outside plant equipment, small-form-factor connectors, fiber and copper management systems, remote test and monitoring products, and structured cabling solutions enable network technicians to organize, connect, manage, and test assets for maximum network performance. Products include OmniReach™ Fiber-to-the-Premises solutions, FiberGuide® Raceway, Ethernet Distribution Frames, RF Worx® Signal Management Platforms, DSX1/3, PowerWorx® Fuse Panels, and fiber distribution frames and panels. In 2005, ADC acquired Fiber Optic Network Solutions (FONS), establishing the company as one of the industry's leaders with FTTX products and solutions.

ADC also offers service providers High Density Main Distribution Frames and Outside Plant Solutions as well as the LSA-PLUS technology, considered the de facto global standard for connectivity in public access networks. This quick connection technology is at the heart of many products. Market leading connectivity and cabling solutions for Enterprise Networking incorporating TrueNet® technology has led many global enterprises to specify ADC products for IT passive infrastructure needs. ADC also provides solutions for the Enterprise market segment. The company's new TrueNet Structured Cabling System is an integrated portfolio of industry-leading enterprise network solutions. The TrueNet System combines proven cable, connectivity, and cable management solutions for fiber, 10 Gigabit Ethernet over UTP copper, and Category 6/5e from the data center to the desktop.

In addition, the company enables wireless carriers to get more from their networks with its Digivance® digital distributed antenna systems (DAS). Digivance allows wireless service providers to enhance their networks by extending coverage and distributing capacity where it is needed in a cost-effective manner. ADC acquired OpenCell in 2005 to add to its depth and capabilities in further developing coverage and capacity solutions for wireless customers. Wireline offerings include the LoopStar® 800 family of SONET access systems for business services and the SG-1 Service Gateway that enables the delivery of value-added, revenue-generating, IP-based services.

ADC's Professional Services organization serves North America, France, and Germany with a broad service portfolio. The group provides network planning, deployment and maintenance services to mobile, fixed and multi-service operators, as well as deployment services for more than 60 network equipment manufacturers.

**Customers**

Customers around the world include local and long distance telephone companies, cable television operators, Internet/data communications providers, wireless service providers, private network operators, and broadcast television operators. Examples of this vast customer base include Bank of England, BellSouth, Bloomberg, British Telecom, Chase Manhattan, Cingular, Citi Bank, Deutsche Telekom, Ford, Glaxo Smith Kline, Hong Kong Telecom, Morgan Stanley, Nextel, Reliance Infocom (India), Rolls Royce, Qwest, T-Mobile, SBC, Seagrams, Sprint, Verizon, and many others.

connectivity and cabling solutions for Enterprise Networking incorporating TrueNet® technology has led many global enterprises to specify ADC products for IT passive infrastructure needs. ADC also provides solutions for the Enterprise market segment. The company's new TrueNet Structured Cabling System is an integrated portfolio of industry-leading enterprise network solutions. The TrueNet System combines proven cable, connectivity, and cable management solutions for fiber, 10 Gigabit Ethernet over UTP copper, and Category 6/5e from the data center to the desktop.

In addition, the company enables wireless carriers to get more from their networks with its Digivance® digital distributed antenna systems (DAS). Digivance allows wireless service providers to enhance their networks by extending coverage and distributing capacity where it is needed in a cost-effective manner. ADC acquired OpenCell in 2005 to add to its depth and capabilities in further developing coverage and capacity solutions for wireless customers. Wireline offerings include the LoopStar® 800 family of SONET access systems for business services and the SG-1 Service Gateway that enables the delivery of value-added, revenue-generating, IP-based services.

ADC's Professional Services organization serves North America, France, and Germany with a broad service portfolio. The group provides network planning, deployment and maintenance services to mobile, fixed and multi-service operators, as well as deployment services for more than 60 network equipment manufacturers.

**Customers**

Customers around the world include local and long distance telephone companies, cable television operators, Internet/data communications providers, wireless service providers, private network operators, and broadcast television operators. Examples of this vast customer base include Bank of England, BellSouth, Bloomberg, British Telecom, Chase Manhattan, Cingular, Citi Bank, Deutsche Telekom, Ford, Glaxo Smith Kline, Hong Kong Telecom, Morgan Stanley, Nextel, Reliance Infocom (India), Rolls Royce, Qwest, T-Mobile, SBC, Seagrams, Sprint, Verizon, and many others.

**ADC KRONE**

In May 2004, ADC acquired The KRONE Group. KRONE's brand strength in certain regions of the world, has driven ADC to adapt the KRONE name to form ADC KRONE in the Europe/Middle East/Africa and Asia-Pacific Regions. In these regions, ADC KRONE offers the same high quality public and private network equipment and professional services that our customers require to deliver communications to their end users. ADC feels that providing equipment and services under the ADC KRONE name in these regions will enhance how the company serves its customers and conducts business on a global basis.

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ADC & ANDREW TO MERGE
We're better, Connected!

## ABOUT ANDREW

Andrew Corporation is a global designer, manufacturer, and supplier of communications equipment, services, and systems. Andrew products and expertise are found in communications systems throughout the world, including wireless and distributed communications, land mobile radio, cellular and personal communications, broadcast, radar, and navigation.

Dr. Victor J. "Doc" Andrew was a physicist by training, but a radio engineer by preference when he founded the company on January 1, 1937. Initial product offerings consisted principally of antenna tuning and transmission line equipment for broadcast stations. Early on, he identified "antenna systems" as an area of technological specialization, establishing the focus of his company and marking its beginnings as a leading designer and producer of electronic communications products, systems and services.

Over six decades, Andrew Corporation broadened and expanded its product and service offerings to virtually all aspects of voice, video and data communications system. The company has been at the forefront of many technological developments during that time, a role it continues to fill today in expanding technologies like wireless communications systems.

The "Flash" trademark of Andrew Corporation can be seen in every corner of the world on broadcast towers and microwave antennas, HELIAX® and RADIAX® cables, communications and computer networking equipment. The mark of Andrew, it is the benchmark of quality wherever it appears. It is a symbol of commitment to customer satisfaction from the 11,000-plus employees of Andrew Corporation.

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### NEWS

**07/05/06**
ADC and Andrew Receive Notice of Early Termination of Hart-Scott-Rodino Act Waiting Period
>more

**05/31/06**
ADC and Andrew Agree to Merge Creating a $3.3 Billion Global Network Infrastructure Leader
>more